Elbit Imaging Ltd.
2 Weitzman Street
Tel-Aviv 64239, Israel

March 7, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Duo Dang

Re:	Elbit Imaging Ltd.
Registration Statement on Form F-3 Registration No. 333-172122

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Elbit Imaging Ltd. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-3, filed on February 9, 2011, as amended, be accelerated so that the same may become effective at 4:00 p.m. on Wednesday, March 9, 2011, or as soon thereafter as practicable.  In addition, the Company hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
March 3, 2011

    If you require additional information, please call the undersigned at +972-3-608-6025.

Very truly yours, ELBIT IMAGING LTD. By: /s/ Doron Moshe Doron Moshe Chief Financial Officer